# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002128174

## Reporting persons
- Scopia Holdings LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 630,118; shared voting power 0; sole dispositive power 630,118; shared dispositive power 0; aggregate amount beneficially owned 630,118 (9.9% of the class)
- Matthew Sirovich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 637,670; shared voting power 0; sole dispositive power 637,670; shared dispositive power 0; aggregate amount beneficially owned 637,670 (9.9% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing:
Scopia Holdings LLC
Matthew Sirovich
Address of principal business office or, if none, residence:
c/o Scopia Capital Management LP
152 West 57th Street, 33rd Floor
New York, NY 10019
Citizenship:
Scopia Holdings LLC is a Delaware limited partnership
Matthew Sirovich is a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Scopia Holdings LLC beneficial owns 630,118 shares of Common Stock. Mr. Sirovich may be deemed to have the power to direct the vote and disposition of the shares owned by Scopia Holdings LLC and, therefore, may be deemed to beneficially own such shares. Mr. Sirovich may also be deemed to have the power to direct the vote and disposition of an additional 7,552 shares and therefore may be deemed to beneficially own such shares.
Percent of class:
Scopia Holdings LLC - 9.87%
Matthew Sirovich - 9.99%
Sole power to vote or to direct the vote:
Scopia Holdings LLC - 630,118 shares
Matthew Sirovich - 637,670 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition:
Scopia Holdings LLC - 630,118 shares
Matthew Sirovich - 637,670 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Scopia Holdings LLC: Matthew Sirovich, Member (04/13/2026)
- Matthew Sirovich: Matthew Sirovich, Reporting Person (04/13/2026)